Exhibit 12.2
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$57,473	$38,534	$40,541	$39,408	$36,801
Amortization of debt premium, discount and expenses	4,345	4,618	2,871	2,856	3,036
Other interest	8,139	9,799	3,956	1,921	1,719
Estimated interest factor of lease rental charges	15,720	16,630	16,448	16,954	16,406
Interest capitalized	6,815	9,712	4,882	3,113	2,158

Total Fixed Charges	$92,492	$79,293	$68,698	$64,252	$60,120

Earnings, as defined by the Securities and Exchange
Commission:

Earnings before income taxes	$(76,502)	$34,611	$89,657	$51,034	$114,690
Fixed charges as above	92,492	79,293	68,698	64,252	60,120
Interest capitalized	(6,815)	(9,712)	(4,882)	(3,113)	(2,158)

Earnings Available for Fixed Charges	$9,175 *	$104,192	$153,473	$112,173	$172,652

Ratio of Earnings to Fixed Charges	0.10	1.31	2.23	1.75	2.87

* The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $83.3 million for the year ended December 31, 2008.